Exhibit 99.1

GOLD STANDARD REPORTS INFILL DRILLING RESULTS AND
RESOURCE EXPANSION POTENTIAL AT THE
PINION OXIDE GOLD DEPOSIT

PC18-06 intersects 15.6m of 3.26 g Au/t including 8.2m of 4.06 g Au/t

August 21, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported results from 24 core holes at the Pinion oxide gold deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. Among the better intersections were 15.6m of 3.26 g Au/t, 14.9m of 2.35 g Au/t, 20.1m of 1.36 g Au/t, and 84.8m of 0.86 g Au/t in three different holes. These results continue to confirm lateral continuity to oxide gold mineralization and resource expansion potential on the east side of the deposit.

The 2018 infill and geotechnical program included 13,111m of drilling in 127 holes (refer to Pinion plan map at the following link https://goldstandardv.com/lp/Pinion-Aug2018-drill-maps/). The program was designed to reduce drill spacing to approximately 30m in critical portions of the deposit and provide additional core for metallurgical and HPGR testing. With this news release, results have now been reported for 124 of the 127 holes that have been completed. Results from another 24 Pinion holes are summarized below. Note that Pinion is now one of five gold deposits being advanced by Gold Standard Ventures on its Railroad-Pinion Project (including Dark Star, Jasperoid Wash, Dixie and North Bullion), four of which are discoveries made by the Company.

Jonathan Awde, CEO and Director of Gold Standard commented: “We are very satisfied with the progress we have made this year on the Pinion deposit. Excellent continuity in the infill drilling should enable us to move a significant portion of the existing inferred resource to measured and indicated. Like the Dark Star deposit, Pinion is showing greater depth potential than we expected as well as the potential for further resource expansion to the east. We are confident that our upcoming Preliminary Economic Assessment will demonstrate a robust economic return in the current gold price environment.”

Key Highlights from Pinion:

  Drill holes PR18-72, -73, -74, -76, -78, -84, -85, and now PC18-06, -18, and -25, continue to establish continuity of oxide mineralization at depth and to the east, in addition to confirming a thicker multilithic breccia host section than predicted by the resource model (see June 6, 2018 news release). These holes suggest resource expansion potential exists to the east of the deposit.

  In the eastern portion of Pinion, PC18-06 intersected 15.6m of 3.26 g Au/t, including 8.2m of 4.06 g Au/t. The oxide intercept is open at depth, where the hole bottomed in 2.49 g Au/t at 100.0m (refer to Pinion cross section 4479140 N at the following link – https://goldstandardv.com/lp/Pinion-Aug2018-drill-maps/).

  PC18-18 intersected 22.0m of 0.72 g Au/t, including 4.0m of 1.86 g Au/t. The oxide intercept is open at depth, where the hole bottomed in 0.53 g Au/t at 170.7m (refer to Pinion cross section 4479140N at the following link –https://goldstandardv.com/lp/Pinion-Aug2018-drill-maps/).
  These results may positively impact the strip ratio of the current east highwall of the resource pit.

  PC18-25 intersected 84.8m of 0.86 g Au/t, including 11.9m of 3.16 g Au/t (refer to Pinion cross section 4479350 N at the following link - https://goldstandardv.com/lp/Pinion-Aug2018-drill-

  maps/). The oxide intercept is thicker and higher-grade than predicted by the resource model and open at depth, where the hole bottomed in 0.87 g Au/t at 152.4m.

  In the northern portion of Pinion, PC18-07 intersected 14.9m of 2.35 g Au/t, including 6.1m of 4.51 g Au/t, and 20.1m of 1.36 g Au/t, including 7.9m of 2.70 g Au/t. These shallow oxide intercepts are higher-grade than predicted by the current resource model.

Pinion drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PC18-01	Core		-90	67.1	26.5-30.5	4.0	1.70
PC18-02	Core		-90	61.0	14.3-31.1	16.8	0.74
Including					15.9-23.5	7.6	1.15
PC18-03	Core		-90	39.6	0-7.5	7.5	0.35
					24.8-31.4	6.6	0.52
					35.8-39.6	3.8	0.31
PC18-04	Core		-90	99.1	62.6-80.6	18.0	0.65
PC18-05	Core		-90	61.9	4.6-18.3	13.7	1.20
Including					6.4-11.6	5.2	2.53
					23.2-35.1	11.9	0.60
					55.7-61.8	6.1	0.30
PC18-06	Core	90	-73	100.0	84.4-100.0	15.6	3.26
Including					91.8-100.0	8.2	4.06
PC18-07	Core	270	-80	88.4	3.4-18.3	14.9	2.35
Including					8.8-14.9	6.1	4.51
					33.2-53.3	20.1	1.36
Including					37.8-45.7	7.9	2.70
					59.9-62.2	2.3	0.54
PC18-08	Core		-90	45.7	0-8.5	8.5	1.10
					11.9-14.0	2.1	0.19
					18.3-20.3	2.0	0.20
PC18-09	Core	270	-73	106.7	49.5-84.8	35.3	0.57
Including					62.8-68.9	6.1	1.07
PC18-10	Core		-90	35.1	0-1.2	1.2	2.86
					23.3-24.8	1.5	0.32
PC18-11	Core	270	-87	107.0	78.6-87.2	8.6	0.18
					90.8-94.5	3.7	0.33
PC18-12	Core		-90	39.6	5.2-20.4	15.2	0.89
Including					8.2-15.7	7.5	1.46
					31.1-32.6	1.5	0.16
PC18-13	Core		-90	76.2	2.6-15.2	12.6	0.31
					23.5-25.0	1.5	0.20
					40.2-49.2	9.0	0.16
PC18-14	Core	90	-69	134.1	78.0-110.7	32.7	0.51
Including					101.5-108.4	6.9	1.17
PC18-15	Core		-90	61.0	17.0-30.2	13.2	0.56
					34.1-38.7	4.6	0.32
PC18-16	Core		-90	227.1	99.7-110.4	10.7	0.35
					133.8-207.3	73.5	0.57
Including					162.2-170.3	8.1	1.25
PC18-17	Core	270	-76	80.2	0-1.6	1.6	0.24
					34.5-40.1	5.6	0.86
					72.3-74.4	2.1	0.38
PC18-18	Core	270	-79	170.7	148.7-170.7	22.0	0.72

Including					152.7-156.7	4.0	1.86
PC18-19	Core		-90	99.7	No assays >0.14 g Au/t
PC18-20	Core	70	-75	238.4	Geotechnical hole – assays pending
PC18-21	Core	35	-80	240.8	Geotechnical hole – assays pending
PC18-22	Core	140	-60	218.2	Geotechnical hole – assays pending
PC18-23	Core	90	-86	260.6	83.5-90.5	7.0	0.33
					132.2-157.8	25.6	0.86
Including					132.2-144.5	12.3	1.35
					162.5-192.5	30.0	0.42
PC18-24	Core	90	-68	121.9	71.0-106.1	35.1	0.85
Including					82.9-93.9	11.0	1.53
					118.1-121.2	3.1	0.58
PC18-25	Core		-90	152.4	67.6-152.4	84.8	0.86
Including					138.4-150.3	11.9	3.16
PC18-26	Core	270	-57	97.6	11.5-14.6	3.1	0.34
					19.2-25.3	6.1	0.14
					31.4-43.6	12.2	0.37
PC18-27	Core	90	-75	61.0	20.7-29.1	8.4	0.66

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s Senior Development Geologist stated: “2018 development drilling at Pinion has been completed and we are now moving forwards with an updated geology and grade model. Results of the updated models will be incorporated with metallurgical testing to provide the foundation for the resource estimate in the PEA. In addition to the PEA, GSV has initiated hydrologic, pit slope, and facility geotechnical studies, and baseline permitting activity to start moving the South Railroad Project towards a viable potential mining scenario.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com